Execution Version
EXHIBIT 2.1

Dated 22 September 2017
by and between BCP Funds AIG Managers as Sellers and GPC Europe Acquisition Co. Limited as Purchaser Genuine Parts Company
SALE AND PURCHASE AGREEMENT relating to the Alliance Automotive group

Linklaters LLP 25 rue de Marignan 75008 Paris
Telephone (+33) 1 56 43 56 43
Facsimile (+33) 1 43 59 41 96

Ref L-256523

TABLE OF CONTENTS
1Interpretation and Polish Closing    4
2Sale and Purchase of the Transferred Securities    11
3Purchase Price    11
4Certain Covenants    14
5Condition Precedent to Completion    19
6Completion    21
7Warranties of the Sellers – Purchaser’s Claims    22
8Warranties of the Purchaser    25
9Financing – GPC Guarantee    27
10Termination    29
11Remedies in Law    29
12Miscellaneous    29
List of Schedules37
Schedule I Allocation of the Manalliance Shares and the LuxCo Securities38
Schedule II Organisation chart of the Group40
Schedule III Index of Data Room41
Schedule 3.2 Allocation of the Purchase Price42
Schedule 4.2.1 List of acquisitions being currently negotiated and summary terms of consideration
44
Schedule 4.3 Related Party Agreements and Accounts to continue post Completion46
Schedule 9 Certain Funds financing47

A34354038/11.0/22 Sep 2017

i

BY AND BETWEEN:

(1)
Blackstone Capital Partners (Cayman) VI LP, a company organized under the laws of the Cayman Islands, having its registered office at Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, and registered with the Registrar of Exempted Limited Partnerships in the Cayman Islands under the number 43487, duly represented for the purposes herein,

(“Blackstone Capital”)

(2)
Blackstone Family Investment Partnership (Cayman) VI-ESC LP, a company organized under the laws of the Cayman Islands, having its registered office at Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, and registered with the Registrar of Exempted Limited Partnerships in the Cayman Islands under the number 47430, duly represented for the purposes herein,

(“Blackstone Family”)
Blackstone Capital and Blackstone Family are referred hereinafter collectively as the “BCP Funds”.

(3)
Alliance Industries Group S.à r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, with registered office at 43, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B 112889, duly represented for the purposes herein,

(“AIG”)
The parties listed under number 1 to 3 are referred individually as the “Seller of LuxCo Securities” and collectively as the “Sellers of LuxCo Securities”.

(4)	Denis André, a French national residing 16 boulevard Vital Bouhot, 922000 Neuilly-Sur Seine, France,

(5)	Angelo Arnone, an English national residing 17 Applecross Drive, Burnley, B104JP United Kingdom, duly represented for the purposes herein,

(6)	Franck Baduel, a French national residing 2 rue de la Grande Vignette, 78270 Gommecourt, France, duly represented for the purposes herein,

(7)
Compagnie Financière de Participation dans la Distribution Automobile (CFPDA), a company organized under the laws of France, having its registered office 8 rue d’Ermont, 95210 Saint Gratien, France, and registered under the number 451 620 926, duly represented for the purposes herein,

(8)	Olivier Clergeau, a French national residing 19 rue René Bazin, 44000 Nantes, France, duly represented for the purposes herein,

(9)	John Coombes, an English national residing 4 Occupation Road, Huddersfield, West Yorkshire, HDD33AZ, United Kingdom, duly represented for the purposes herein,

(10)	Eric Girot, a French national residing 18bis rue de Chartres, 92200 Neuilly Sur Seine, France, duly represented for the purposes herein,

(11)	François Griveau, a French national residing 2 rue Principale, 72190 Sargé-lès-Le Mans, France, duly represented for the purposes herein,

(12)	Olivier Lambotte, a Belgian national residing 773 chaussée de Waterloo, 1180 Brussels, Belgium, duly represented for the purposes herein,

(13)	Thomas Tabiasco, a French national residing 12 rue Roger Poncelet, 92600 Asnières-Sur-Seine, France, duly represented for the purposes herein,

(14)	Olivier Vejdovsky, a French national residing 2, Rue des Pépinières, 92330 Sceaux, France, duly represented for the purposes herein,
Each of the parties listed under number (4) to (14) is referred hereinafter individually as the “Manager” and collectively the “Managers”.
Each of the parties listed under number 1 to 14 is referred hereinafter individually as a “Seller” and collectively the “Sellers”.
The Sellers are acting severally but not jointly (agissant conjointement mais sans solidarité entre eux) for the purposes of this sale and purchase agreement.

AND

(15)
GPC Europe Acquisition Co. Limited, a company registered in England and Wales with company number 10973071, whose registered office is at Suite 1, 3rd Floor 11-12 St James’s Square, London, SW1Y 4LB, United Kingdom, duly represented for the purposes herein,

(the “Purchaser”)

(16)
Genuine Parts Company, a company incorporated in the state of Georgia (United States of America) whose registered office is 2999 Wildwood Parkway, Atlanta, GA 30339, United States of America, duly represented for the purposes herein,

(“GPC”)

The Sellers, the Purchaser and GPC are referred hereinafter individually as a “Party” and collectively as the “Parties”.

WHEREAS:

(A)
The Sellers collectively hold 100% of the share capital and voting rights of Manalliance, a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, with registered office at 2-4, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B 189559 (“Manalliance”).

All the shares issued by Manalliance (the “Manalliance Shares”) will be on Completion allocated amongst the Sellers as specified in Schedule I.

(B)
BCP Funds, AIG and Manalliance collectively hold 100% of the share capital and voting rights of Alize LuxCo 1 S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, with registered office at 2-4, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B 189378 (“Alize LuxCo”).
All the securities issued by Alize LuxCo (the “LuxCo Securities”) will be on Completion allocated amongst BCP Funds, AIG and Manalliance as specified in Schedule I. The LuxCo Securities held by BCP Funds and AIG are hereinafter collectively referred to as the “Transferred LuxCo Securities”.

(C)
Alize LuxCo is the top holding of the Alliance Automotive group operating its activities, through sub-holdings and operating subsidiaries as well as holding minority stake in the Non-Controlled Entities (as such term is defined hereinafter) located in France, in the United Kingdom, in Germany as identified in the organizational chart attached as Schedule II and, subject to Polish Closing (as such term is defined below) in Poland (together with Manalliance, the “Group”).

(D)
The Purchaser has expressed its interest in acquiring the Group, through the purchase of all the Transferred LuxCo Securities and all the Manalliance Shares and for such purpose has, together with its accounting, legal, tax, business and other advisors, carried out a due diligence process consisting in reviewing and analysing the Information Documents (as such term is defined below), asking written questions and discussing with the management of the Group.

(E)
Concurrently with the execution of this Agreement, (i) Alize LuxCo has entered into a warranty agreement with the Purchaser and (ii) the BCP Funds and AIG have entered into a deed of indemnity with the insurers (as identified in such deed of indemnity).

(F)
The Purchaser has agreed to purchase, and the Sellers have agreed to sell, the Manalliance Shares and the Transferred LuxCo Securities (together the “Transferred  Securities”) on the terms and subject to the conditions set out in this Agreement.

NOW, THEREFORE, the Parties hereto do hereby agree as follows:

1	Interpretation and Polish Closing

1.1	Definitions
In addition to such terms as are defined elsewhere in this Agreement:
“Affiliate(s)” shall mean, with respect to any Person (as such term is defined below), any other Person directly or indirectly through one or more intermediaries Controlling, Controlled by, or under common Control with (as “Control” term is defined below), such Person;
“Agreement” shall mean this sale and purchase agreement (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms);
“AIG” shall have the meaning given to it in the presentation of the Parties;
“Alize LuxCo” shall have the meaning given to it in the Preamble;
“Antitrust Authorities” means the antitrust authorities in Poland;
“Antitrust Clearances” shall mean (i) a decision from the Antitrust Authorities, which, in accordance with the relevant applicable antitrust Laws authorises (as the case may be, subject to certain conditions or undertakings) or does not prevent the concentration resulting from the transaction contemplated under this Agreement by the Purchaser or (ii) the expiry of the applicable waiting period which is deemed to be an official waiver from the Antitrust Authorities under the relevant applicable antitrust Laws, as the case may be;
“Antitrust Condition” shall have the meaning given to it in Article 5.1;
“Blackstone Capital”, “Blackstone Family”, “BCP Funds” shall have the meaning given to it in the presentation of the Parties;
"Business Day" shall mean any day other than a Saturday, Sunday or legal holiday in London (United Kingdom), Paris (France), and Luxembourg (Grand Duchy of Luxembourg);
“Completion” shall mean the transfer of ownership of the Transferred Securities from the Sellers to the Purchaser under the terms and conditions of this Agreement;
“Completion Date” shall mean the date on which Completion shall take place in accordance with Article 6.1 of this Agreement;
“Completion Payments” shall mean the payments to be made by the Purchaser in accordance with Article 3.3 below;
“Confidentiality Agreement” shall mean the confidentiality agreement entered into on 8th March 2017 between GPC and Alliance Automotive Holding Limited in connection with the transaction contemplated by this Agreement;
“Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise provided, for the avoidance of doubt, that (i) a general partner shall be deemed to control a limited partnership and (ii) a Person advising or managing directly or indirectly a fund or a collective investment vehicle shall be deemed to control such fund or collective investment vehicle, and provided further that, when used in connection with the BCP Funds, Affiliate shall not include portfolio companies controlled by a partnership, fund or collective investment vehicle controlled by BCP Funds and their Affiliates that are not acting at the direction of, or based on information provided by, the BCP Funds;
“Data Room” shall mean the “Project Alfa” virtual data room as at September 21, 2017 hosted by the data room provider “Intralinks” in relation to the Group Companies and the Non-Controlled Entities, a copy of which will be placed on a CD-ROM that will be initialled for the purposes of identification only by or on behalf of the Parties and be delivered to the Purchaser promptly after the date hereof. An index of the Data Room is set out in Schedule III;
“Director” shall have the meaning given to it in Article 12.1;
"Encumbrance" shall mean any personal right (droit personnel), pledge (nantissement or gage), mortgage (hypothèque), lien (privilège), right of retention (droit de rétention), pre-emption right (droit de préemption), option (promesse), right of preference (droit de préférence), charge (charge), ownership right (démembrement), easement or right of way (servitude), or other security (sûreté) or similar right, restriction or encumbrance restricting in any manner the ownership, the use (including in the case of any voting security, the voting thereof) or the transferability of the relevant asset;

“Entity” shall mean any company (société), partnership (limited or general), joint venture, trust, association, or other organisation, business undertaking, enterprise or entity, with or without corporate personality (personnalité morale);
“Estimated Leakages” shall have the meaning given to it in Article 3.2;
“Financing Agreements” shall mean all the financing arrangements entered into in respect of the Group Companies, currently in force at the date hereof, as made available in the Data Room (virtual data room, folder 2.0 “Borrowings - Financing”) and the “Financing Lenders” means the finance parties under such Financing Agreements;
“Financing Sources” shall mean the Persons that at any time commit to provide or otherwise enter into agreements in connection with financings of the Purchaser (or the Group Companies after Completion Date) in connection with the transactions contemplated by this Agreement, and any commitment letters, joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives and their successors and assigns. For the avoidance of doubt, Financing Sources do not relate to/include any of the Financing Lenders (except any Financing Lender that also qualifies as a Financing Source under the terms of this definition, in its capacity as a Financing Source) or the Sellers;
“Governmental Authority” shall mean any domestic, foreign or supranational court or other judicial authority or governmental, administrative or regulatory body, department, agency, commission or authority, including an authority competent to impose, administer or collect Tax (a “Tax Authority”);
“Group" shall have the meaning given to it in the Preamble;
“Group Companies” or “Group Company” shall mean (i) Alize LuxCo, (ii) Manalliance, and (iii) any Entity which is Controlled, directly or indirectly, by Alize LuxCo, as all set forth in Schedule II as well as (iv) subject to, and as from, the Polish Closing, the Polish Entities;
“Information Documents” shall mean the documents and information relating to the Group Companies and the Non-Controlled Entities and the conduct of their business communicated, otherwise made available, to the Purchaser and/or its advisers prior to the date hereof, consisting in the documents and information included in the Data Room and in the Q&A Document as well as the information provided orally or in writing during the management presentations;
“Irrecoverable VAT” means any amount paid in respect of VAT which is not recoverable as input tax by a person or the representative member of any VAT group of which it forms part;
“Law” shall mean any law, statute, regulation, rule, ordinance, order or decree, of any Governmental Authority (including any judicial or administrative interpretation thereof) in force as of the relevant date;
“Leakage” shall mean any of the following payments made between the Locked Box Date (excluded) and Completion:

(i)
any dividend, including any interim dividend, or other distribution (within the meaning of corporate laws) of profits, reserves, premiums or assets, declared, paid or made, whether in cash or in kind, by any Group Company to or for the benefit of any Seller or Sellers’ Connected Person other than any Group Company;

(ii)
any payment declared, paid or made by any Group Company to or for the benefit of any Seller or Sellers’ Connected Person other than any Group Company in respect of any share capital of any Group Company being redeemed, purchased or repaid;

(iii)
any payment (whether of management or similar fees) or loans made, or any assets transferred, sold or surrendered, by any Group Company to or for the benefit of any Seller or Sellers’ Connected Person, other than – for the avoidance of doubt – any Permitted Leakage;

(iv)
any assumption or indemnification by any Group Company of any obligation of, or for the benefit of, any Seller or Sellers’ Connected Person (including under any guarantee, indemnity or other security);

(v)
any bonus or other payment triggered by Completion paid or payable to any salaried employee or corporate officer of any Group Company or any Seller or Sellers’ Connected Person and the employer portion of any payroll Taxes associated with such bonus or other payment;

(vi)
any fees, costs or expenses paid or incurred by any Group Company since the Locked Box Date (excluded) in connection with the sale of the Transferred Securities under this Agreement, including any professional adviser fees, management fees, investment banking fees, legal fees or accounting fees, other than – for the avoidance of doubt – any Permitted Leakage;

(vii)	the waiver, deferral, release or discharge by any Group Company of any amount, right, value or benefit owed or due to such Group Company by any Seller;

(viii)
any other payment made to or for the benefit of, or any other transaction entered into with or for the benefit of, any Seller or Sellers’ Connected Person by any Group Company that is not on arms’-length terms;

(ix)	the agreement or undertaking by any Group Company to give effect or to do any of the matters referred to in (i) to (viii); and

(x)
any Tax payable by any Group Company (or which would have been payable by any Group Company but for the use of a relief) as a consequence of any of the matters referred to in (i) to (ix) above, but not including any amount in respect of VAT which is not Irrecoverable VAT, other than Permitted Leakages (as such term is defined below);
“Locked Box Date” shall mean 30 June 2017;
“Long Stop Date” shall mean 30 March 2018;
“LuxCo Securities” shall have the meaning given to it in the Preamble;
“Manager(s)” shall have the meaning given to it in the presentation of the Parties;
“Managers’ Representative” shall have the meaning given to it in Article 12.5;
“Manalliance” shall have the meaning given to it in the Preamble;
“Manalliance Shares” shall have the meaning given to it in the Preamble;

“Non-Controlled Entity” shall mean any Entity (other than any Group Company) in which any Group Company directly or indirectly owns any equity securities, i.e. Alliance Auto Industrie, Groupauto International and Alliance Automotive España;
“Organisational Documents” shall mean the statuts or memorandum and articles of association or similar constitutive document of any other incorporated Entity, as filed (to the extent required to be filed by Law) with the relevant commercial registry, company registrar or other Governmental Authority, as the same may be amended, supplemented or otherwise modified from time to time;
“PECs” shall mean the one hundred thirty-eight million one hundred eight thousand three hundred sixty-two (138,108,362) preferred equity certificates, with a par value of € 1 each, issued by Alize LuxCo to the BCP Funds and AIG;
“Permitted Leakage” shall mean:

(i)	any payment made or liability incurred by any Group Company pursuant to this Agreement or any other document executed pursuant to this Agreement;

(ii)	any payment made or liability incurred in connection with any matter undertaken by any Group Company at the written request or with the written agreement of the Purchaser;

(iii)
any payment made or liability incurred by any Group Company (a) which has been disclosed to the Purchaser in Document 16.11.3.1 in the Data Room, (b) items referred to in Schedule 4.3, (c) under arrangements in place with Affiliates of BCP Funds in respect of the housekeeping and general administration of Alize LuxCo and Manalliance as disclosed in the Data Room as well as (d) any management fees paid or payable in respect of services rendered to the Group Companies pursuant to terms disclosed to the Purchaser in Document n°11.1.1.3.5 in the Data Room;

(iv)	any salary (or similar compensation), any attendance fees (jetons de présence) and any reimbursement of travel or other expenses paid by any Group Company in accordance with past practices; and

(v)	any Tax payable by any Group Company as a consequence of any of the matters referred to in (i) to (iv) above.
“Person” shall mean a natural person, an Entity, or a Governmental Authority;
“Polish Adjustment” shall have the meaning given to it in Article 3.1.3;
“Polish Amount” means €30,300,000;
“Polish Costs” shall have the meaning given to it in Article 3.5;
“Polish Entities” shall mean together (i) Groupauto Polska sp. z o.o, with its registered office in Warsaw, at Aleje Jerozolimskie 56C, 00-803 Warsaw, entered in the companies register of the National Court Register maintained by the District Court for the city of Warsaw, 12th Commercial Division of the National Court Registry, under No KRS: 0000023230, NIP: 521-302-63-22 and (ii) its Affiliate Groupauto Cars & Truck Services spółka z ograniczoną odpowiedzialnością with registered seat in Warsaw, Poland, entered into the companies register of the National Court Register maintained by the District Court for the city of Warsaw,

12th Commercial Division of the National Court Registry, under No KRS: 0000485313, NIP: 701-040-33-87 (whose 89.5% of the shares are held by Groupauto Polska sp. z o.o);
“Polish Closing” shall mean the transfer of ownership of 51.3% of all shares and voting rights of Groupauto Polska sp. z.o.o. to the Group pursuant to the share purchase agreements dated 26 July 2017 (the “Polish Purchase Agreements”), the completion of which is subject to relevant antitrust clearance from Polish Governmental Authority and other conditions precedent set forth therein;
“Pre-Completion Statement” shall have the meaning given to it in Article 3.2;
“Projections” shall have the meaning given to it in Article 8.5.5;
“Purchase Price” shall mean the aggregate consideration to be paid by the Purchaser to the Sellers for the Transferred Securities as set out in Article 3.1.1;
“Q&A Document” shall have the meaning given to it in Article 8.5.1;
“Seller(s)” shall have the meaning given to it in the presentation of the Parties;
“Sellers’ Connected Person(s)” shall mean, in connection with any Seller (i) an Affiliate of such Seller (other than a Group Company), (ii) any member of the supervisory boards or management boards, officers, employees, agents, representatives of such Seller or any of its Affiliates (other than a Group Company), (iii) in the case the Seller is a natural person: the spouse (whether by marriage, civil union or de facto) or any other family member of such Seller and any Affiliate of such family member, and (iv) any Entity in which the foregoing Persons in clauses (i) to (iii) (other than agents and representatives of a Seller or any of its Affiliates) collectively directly or indirectly own in excess of 20% of the equity securities (other than a Group Company);
“Sellers of LuxCo Securities” shall have the meaning given to it in the presentation of the Parties;
“Target Date” means 26 October 2017;
“Taxation” or “Tax” shall mean all forms of taxation (other than deferred tax) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, including social security contributions, and levies, in each case in the nature of tax, whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise and shall further include payments to a Tax Authority on account of Tax, whenever and wherever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person and all penalties and interest relating thereto;
“Transferred LuxCo Securities” shall have the meaning given to it in the Preamble;
“Transferred Securities” shall have the meaning given to it in the Preamble; and
“VAT” means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (i) of this definition, or imposed elsewhere.

1.2	Principles of Construction

In this Agreement:

1.2.1
All references herein to Articles and Schedules shall be deemed references to articles of, and schedules to this Agreement unless the context shall otherwise require. The descriptive headings to Articles and Schedules are inserted for convenience only, and shall have no legal effect.

1.2.2	The Schedules to this Agreement shall be deemed to be a part of this Agreement, and references to "this Agreement" shall be deemed to include such items.

1.2.3
The Articles 1256 to 1260 of the Luxembourg New Code of Civil Procedure shall be applied to calculate the period of time within which or following which any act is to be done or step taken, provided that for purposes of this Agreement, the references in Article 1260 to “un jour férié légal ou un jour férié de rechange” and “premier jour ouvrable” shall be interpreted by reference to the definition of “Business Day” appearing herein.

1.2.4	Definitions used in this Agreement shall apply equally to both the singular and plural forms of the terms defined.

1.2.5	Unless otherwise provided herein, a reference to a specific time of day shall be to local time in Luxembourg (Grand Duchy of Luxembourg).

1.2.6	A reference to any Party to this Agreement includes such party's successors and permitted assigns.

1.2.7
A provision in this Agreement will not be construed against a Party merely because that Party was responsible for the preparation of that provision or because it may have been inserted for that Party's benefit, and to the fullest extent permitted by applicable Law, each Party hereto expressly waives the benefits of Article 1602 of the Luxembourg Civil Code.

1.2.8	In the event of any difficulty of interpretation, the rules set out in articles 1156 to 1164 of the Luxembourg Civil Code shall apply.

1.3	Polish matters
The Parties acknowledge and agree that:

1.3.1	In the event the Polish Closing occurs prior to Target Date

(i)
as set forth in Article 5.1, the obligation of the Purchaser to purchase the Transferred Securities and of the Sellers to sell the Transferred Securities shall be subject to the satisfaction (or, as the case may be, the waiver by the Parties) of the Antitrust Condition;

(ii)
as set forth in Article 6.1(ii), Completion shall occur on the fifth (5th) Business Day following the satisfaction (or, as the case may be, the waiver by the Parties) of the Antitrust Condition, but in no event prior to 2 November 2017;

(iii)	as set forth in Articles 3.2(iv) and 3.3.1, the Polish Amount shall be paid to the Sellers as part of the Completion Payments; and

(iv)	as set forth in Article 5.3.1, prior to Completion and until the Target Date, the Sellers shall take all reasonable actions that shall be required to (i) ensure that the Polish Closing shall occur as soon as possible and (ii) obtain the relevant Polish anti-trust clearance in such context.

1.3.2	In the event the Polish Closing does not occur prior to Target Date

(i)	the Antitrust Condition shall be deemed irrelevant and of no further force or effect and shall be disregarded by the Parties;

(ii)	as set forth in Article 6.1(i), Completion shall occur on 2 November 2017;

(iii)	the Purchaser shall pay the Polish Amount to the Sellers only as set forth in Article 3.4; and

(iv)
as set forth in Article 5.3.2, after Completion and until 30th June 2018, the Purchaser shall take all reasonable actions that shall be required to (i) ensure that the Polish Closing shall occur as soon as possible after Completion and (ii) obtain the relevant Polish anti-trust clearance in such context.

2	Sale and Purchase of the Transferred Securities

2.1	Upon the terms and subject to the conditions set forth in this Agreement:

(i)	Each of the Sellers hereby transfer, on and with effect on Completion, the ownership to the Purchaser, which it agrees on, of the Manalliance Shares it holds; and

(ii)	Each of the Sellers of LuxCo Securities hereby transfer, on and with effect on Completion, the ownership to the Purchaser, which it agrees on, of the Transferred LuxCo Securities it holds, in each case, free and clear of all Encumbrances together with all rights attaching thereto as from Completion.

2.2
GPC shall procure that the Purchaser take all such actions as are necessary to ensure the performance by Purchaser of its obligations under this Agreement, and, without prejudice to Article 9.2, GPC shall be liable for any such failure.

3	Purchase Price

3.1	Purchase Price

3.1.1	The Purchase Price shall be equal to:

•	(a) €989,677,760
Plus

•	(b) €100,000, if the Option Agreements are properly exercised in accordance with their terms
(item (a) and item (b) being together the “Base Amount”).
Plus

•	(c) the Polish Amount

3.1.2	The Purchase Price shall not be subject to any other upwards or downwards adjustment, other than the Polish Adjustment set forth in Article 3.1.3 (without prejudice to Articles 3.2, 3.4, 3.5 and 4.1).

3.1.3	In the event the Polish Closing does not occur by 30th June 2018:

(i)	The Purchase Price shall be automatically adjusted downwards for an amount equal to the Polish Amount (the “Polish Adjustment”); and

(ii)	The Purchaser shall have no obligation to pay to the Sellers, and the Sellers shall have no right to receive, all or any portion of the Purchase Price corresponding to the Polish Amount.

3.1.4
Without prejudice to Clause 3.2, 3.4 and provisions relating to the Estimated Leakages, the Purchase Price and the corresponding Base Amount and the Polish Amount shall be allocated amongst the Transferred Securities and the Sellers in accordance with the rules set forth in Schedule 3.2.

3.2	Pre-Completion Statement
Three (3) Business Days prior to the Completion Date, the Sellers shall prepare in good faith (after reasonable consultation with the Purchaser) and deliver to the Purchaser a statement (the “Pre-Completion Statement”) including:

(i)	the aggregate purchase price for the Manalliance Shares, as determined by the Sellers as per the rules set out in Schedule 3.2;

(ii)	the aggregate purchase price for the Transferred LuxCo Securities, as determined by the Sellers as per the rules set out in Schedule 3.2;

(iii)
the estimate of the aggregate amount of the Leakages (other than Permitted Leakage) that have occurred or will occur from (and excluding) the Locked Box Date until Completion, if any (the “Estimated Leakages”);

(iv)
Option 1 – if the Polish Closing occurs prior to Target Date, the payment to be made to each Seller (or to any other Persons, as directed by the Seller) on the Completion Date by the Purchaser, corresponding to:

a)	the portion of the Purchase Price (i.e. for the avoidance of doubt, Base Amount plus Polish Amount) as determined by the Sellers as per the rules set out in Schedule 3.2;
minus

b)
the portion of the Estimated Leakages (if any) attributable to such Seller. It is specified that any amount due as Estimated Leakages under this Agreement shall be construed as an adjustment to the Purchase Price.

(v)	Option 2: if the Polish Closing does not occur prior to Target Date:

•	the payment to be made to each Seller (or to any other Persons, as directed by the Seller) on the Completion Date by the Purchaser, corresponding to:

a)	the portion of the Base Amount, as determined by the Sellers as per the rules set out in Schedule 3.2;

minus

b)
the portion of the Estimated Leakages (if any) attributable to such Seller. It is specified that any amount due as Estimated Leakages under this Agreement shall be construed as an adjustment to the Purchase Price;

(vi)	all appropriate information regarding bank accounts to which transfers have to be made on the Completion Date.

3.3	Completion Payments
On Completion, the Purchaser shall pay, with value date (date de valeur) on the Completion Date, by way of wire transfer of immediately available funds (all such payments, together the “Completion Payments”):

3.3.1	If Polish Closing occurs prior to Target Date, to the Sellers (or to any other Persons, as listed in the Pre-Completion Statement), the amount set forth in Article 3.2(iv); or

3.3.2	If Polish Closing does not occur prior to Target Date, to the Sellers (or to any other Persons, as listed in the Pre-Completion Statement): the amounts set forth in Article 3.2(v), in each case to the bank accounts, the references of which are set out in the Pre-Completion Statement.

3.4	Adjustment of the Purchase Price

3.4.1
In order to protect the Purchaser agasint a potential Polish Adjustment, the portion of the Purchase Price corresponding to the Polish Amount shall be retained by the Purchaser (and therefore not paid by the Purchaser) until required to be paid in accordance with Article 3.4.2.

3.4.2
The Polish Amount shall be paid (if so required) by the Purchaser to the Sellers (or to any other Person, as directed by the Sellers), allocated amongst them (as per the rules set out in Schedule 3.2), as timely notified in writing by the Sellers to the Purchaser (with details of other Person (if any) as well as any related bank account) on the Business Day following the Polish Closing, if the Polish Closing occurs on or prior to 30th June 2018.

3.4.3
For the avoidance of doubt, in the event the Polish Closing does not occur, or occurs after 30th June 2018, the Purchase Price shall be reduced by the Polish Adjustment and the Purchaser shall have no obligation to pay the portion of the Purchase Price corresponding to the Polish Amount, and the Sellers shall have no right to receive, all or any portion of the Polish Amount.

3.5	Polish Costs

3.5.1
BCP Funds and AIG undertake to pay, on a several basis, to the Purchaser, upon Purchaser’s written request accompanied with appropriate supporting documents, an amount corresponding of one-half of any fees, costs, expenses paid or incurred by any Group Company, the Purchaser or any of its Affiliates in connection with any dispute with any counterparty to any Polish Purchase Agreement arising in connection with the timing of the Polish Closing (the “Polish Costs”).

3.5.2	Payment of the Polish Costs shall be on a several basis apportioned amongst the BCP Funds and AIG by reference to their respective stake in the Purchase Price.

3.5.3
To the extent possible, the Polish Costs shall be set-off against the deferred portion of the Purchase Price corresponding to the Polish Amount. It is specified that any amount due in connection with the Polish Costs shall be construed as an adjustment to the Purchase Price received by BCP Funds and AIG under this Agreement.

4	Certain Covenants

4.1	Leakage indemnity

4.1.1
The Sellers shall procure that no Group Company shall permit or effect any Leakage (other than Permitted Leakage) between the date hereof and the Completion Date. Each Seller undertakes to the Purchaser to notify the Purchaser in writing as soon as reasonably practicable after becoming aware of any receipt of the benefit of Leakage.

4.1.2
If there has been any Leakage, other than (a) Permitted Leakages or (b) any Leakage included (up to such included amount) in the Estimated Leakages, from (and excluding) the Locked Box Date and until Completion, paid to a Seller or any Sellers’ Connected Person of a Seller, such Seller shall, after Completion (and subject to the occurrence of Completion), repay to the Purchaser, by way of an adjustment to the Purchase Price, the amount of such Leakage net of any Tax relief available to any Group Company in respect of any matter giving rise to such Leakage.

4.1.3
For the avoidance of doubt, no Seller shall be liable to reimburse the Purchaser pursuant to this Article 4.1.2 a sum exceeding the sum of (i) the amount of any Leakage (other than a Permitted Leakage) actually paid to such Seller (or to any Seller’s Connected Person of such Seller) minus (ii) any Estimated Leakage.

4.1.4	No Seller shall have any liability under Article 4.1 unless:

(i)	a claim has been notified to the relevant Seller in writing on or before the date which is six (6) months from Completion; and

(ii)	proceedings have been brought against the relevant Seller within six (6) months of its being notified in accordance with paragraph (i) above if the relevant claim has not been agreed by that Seller.

4.1.5
Any notice of claim by the Purchaser under Article 4.1.4 shall not be valid unless it specifies in reasonable detail the legal and factual basis of the claim and evidence on which the Purchaser relies and sets out the Purchaser’s estimate of the amount of Leakage which is the subject of the claim.

4.1.6
In case a Leakage claim has been notified in accordance with this Article 4.1, the Purchaser shall provide the relevant Sellers and their representatives with reasonable access, during business hours, to all relevant books, records and documents of the Group Companies and other relevant financial or accounting information, with the right to take copies, reasonably required to audit the Leakage claim and to verify the amount of Leakage that has been notified by the Purchaser.

4.1.7	Without prejudice to Article 11, the right of the Purchaser to make a claim and to receive an amount by way of an adjustment to the Purchase Price pursuant to and in accordance with this Article 4.1 shall be the Purchaser’s exclusive remedy if there has been any Leakage (other than (a) Permitted Leakages or (b) any Leakage included (up to such included amount) in the Estimated Leakages) between the Locked Box Date (excluded) and Completion.

4.2	Ordinary Course of Business

4.2.1
During the period from the date hereof to the Completion Date, except as may be either (i) required in connection with the Polish Closing under the express terms of the share purchase agreements dated 26 July 2017 related thereto, (ii) expressly contemplated elsewhere in this Agreement , or (ii) consented to in writing (including by e-mail) by the Purchaser (which consent shall not be unreasonably withheld or delayed, having due consideration for the interest of the Group Companies), the Sellers will take reasonable actions to ensure that:

(i)	each of the Group Companies carries on its business as a going concern only in the ordinary and usual course, in manner consistent with the past practices;

(ii)
no Group Company amends its Organisational Documents, other than to reflect in the articles of association of Alize LuxCo the issue of the two beneficiary shares of Alize LuxCo referred to in Schedule 3.2;

(iii)
no Group Company issues (or agrees to issue) any shares or any options, warrants or other rights to purchase or subscribe to any such shares, or any securities convertible into or exchangeable for or repayable into shares (except for any issuance to another Group Company), other than the two beneficiary shares of Alize LuxCo referred to in Schedule 3.2, in accordance with terms governing such beneficiary shares as set out in the relevant Option Agreements dated 22 May 2016 between Alize LuxCo and AIG (collectively, the “Option Agreements”) and the Organisational Documents of Alize LuxCo;

(iv)
no Group Company sells, transfers or otherwise disposes of any shares of, or securities convertible into or exchangeable for or repayable into shares of, any Group Company or any Non-Controlled Entity, other than to other Group Companies;

(v)
no Group Company takes any shareholding in, or merges with, another Entity, except (i) with respect to transactions between Group Companies, as well as (ii) the acquisitions set forth in Schedule 4.2.1 (and at financial and other material terms substantially consistent with those referred to therein);

(vi)
no Group Company (x) incurs additional borrowings or any other indebtedness or makes any loans (except, in each case, for any borrowing granted between Group Companies) or (y) grants Encumbrances or other securities or guarantees other than in the ordinary and usual course of business;

(vii)
no Group Company enters into, amends or terminates any (x) agreement with any Seller or Sellers’ Connected Person or (y) any agreement with any person which is not a Group Company which (i) is not on an arms’ length basis, (ii) which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit in any material respect, (iii) relates to a joint venture set up under a body corporate form, (iv) provides that it is organising a franchise relationship, (v) obligates the Group Companies to make capital expenditures in excess of €100,000 in any twelve month period, (vi) which is expressed to be of five (5) years’ or greater duration and which is material in relation to the business of the Group, (vii) that cannot be terminated on a one (1) year or less notice period without payment of a fee, penalty or premium and which is material in relation to the business of the Group or (viii) involves a Group Company receiving (in the case of a customer) or spending (in the case of a supplier) more than €11,400,000 in relation to a single customer or supplier;

(viii)
no Group Company (i) enters into a wind-up, split-up, contribution or sale of its business as a whole or of any of its divisions or transfers, contributes or disposes of any business as a going concern or (ii) acquires or merges with any business as a going concern, subject, in the case of clause (ii), to same exceptions as those set forth in paragraph (v) above;

(ix)
no Group Company makes any (i) capital expenditure except as described in Document 9.9.1 in the Data Room or (ii) material investment, subject, in the case of clause (ii), to same exceptions as those set forth in paragraph (v) above;

(x)
no Group Company makes any material alterations to the compensation or other terms and conditions of employment of any of its employees with an annual gross salary of more than €100,000, officers or directors, including by granting any change of control, transaction, severance, retention, incentive, equity-based or termination bonus or benefit or entering into or materially amending any employee benefit plan or agreement with any trade union or labor organization, in any case otherwise as required to comply with concurrent changes in applicable law;

(xi)
no Group Company (x) makes an offer to hire any new employee, officer or director with an annual gross salary of more than €100,000, (y) dismisses any employee, officer or director with an annual gross salary of more than €100,000, or (z) takes any action that would reasonably be expected to constitute collective dismissals, mass layoffs or site closings according to applicable Law;

(xii)
no Group Company compromises or settles any judicial, administrative or arbitration proceedings representing an amount at stake of more than €50,000 or in a manner that would impose any material non-monetary obligations;

(xiii)	no Group Company makes any change in its accounting procedures or practices unless mandated by the accounting principles generally accepted in its jurisdiction of incorporation;

(xiv)
no Group Company makes any change to its Tax practices (other than in accordance with, and to the extent made necessary by, changes in applicable Law), enter into any agreement with any Tax Authority, terminate or vary any existing agreement with any Tax Authority, or make any change to any return, claim or election for Tax purposes, in any case except as required by concurrent changes in the Laws;

(xv)
no Group Company sells, leases or otherwise transfers any assets or properties, other than sales with a sale price (including any related assumed indebtedness) of more than €100,000 individually or €1,000,000 in the aggregate;

(xvi)	no Group Company shall commit in writing to take any of the actions set forth in the foregoing subsections (i) through (xiv).

4.2.2
For the purposes of granting any consents which may be requested by the Sellers pursuant to this Article 4.2, the Purchaser hereby designates Treg Brown with immediate effect and represents and warrants to, and agrees with, the Sellers that Treg Brown (or any replacement identified by the Purchaser) shall have full capacity and right to give any such consents on behalf of the Purchaser during the term of this Agreement. Within three (3) Business Days of receipt of any request for consent by the Sellers, the Purchaser shall have the right to notify that it objects to the proposed action (which notice of objection shall indicate its reasons for so objecting). If the Purchaser shall not have notified its objection to a proposed action within such period of three (3) Business Days, the Purchaser shall be deemed to have consented to such proposed action.

4.2.3
The Sellers shall not be under any obligation pursuant to this Article 4.2 to disclose any commercially sensitive information where this would reasonably be expected to constitute a breach of applicable Law, except that, prior to withholding any such information, to the extent permissible under the Laws, the Sellers shall notify the Purchaser in writing of the nature of the information being withheld and take any reasonable actions to implement alternate arrangements (i.e. entering into confidentiality agreements or joint defense agreements or redacting parts of documents) in order to allow the Purchaser access to such information to the fullest extent reasonably practicable under the circumstances.

4.3	Termination of Related Party Agreements and Accounts
The Sellers undertake to cause all contracts, accounts and other agreements between any Group Company, on the one hand, and any Seller or Seller’s Connected Person, on the other hand, to be terminated, released, cancelled, paid or otherwise settled prior to the Completion, without any continuing liability of any counterparty thereunder, excluding the contracts, accounts and other agreements set forth on Schedule 4.3.

4.4	Access to Information
From the date hereof until the Completion Date, and subject to applicable Law and the Confidentiality Agreement, the Sellers shall, and shall procure that the Group Companies shall, %4. give to the Purchaser and its representatives reasonable access to the offices, properties, assets, books and records of the Group Companies, %4. furnish to the Purchaser and its representatives such financial and operating data and other reasonable information as the Purchaser and its representatives may reasonably request and %4. use commercially reasonable efforts to cause the employees and representatives of the Group Companies to cooperate with the Purchaser and its representatives in its investigation of the Group Companies, in each case in connection with the transactions contemplated under this Agreement; provided that the Sellers and the Group Companies may restrict the foregoing access and the disclosure of information pursuant to this Article 4.4 to the extent that disclosure of any such information would result in the loss of attorney-client privilege (except that, prior to withholding any such information, the Sellers shall notify the Purchaser in writing of the nature of the information being withheld and take any reasonable actions as may reasonably be requested by the Purchaser to implement alternate arrangements (i.e. entering into confidentiality agreements or joint defense agreements or redacting parts of documents) in order to allow the Purchaser access to such information to the fullest extent reasonably practicable under the circumstances and permissible under Laws). Any investigation pursuant to this Article 4.4 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Group Companies.

4.5	Restrictive Covenants

4.5.1
None of the BCP Funds and AIG shall, and each of them shall cause its Sellers’ Connected Persons not to, from the Completion Date until the date which is eighteen (18) months following the Completion Date, directly or indirectly, approach or solicit to hire, or hire, any of the directors or corporate officers or management employees of the Purchaser or any of its Affiliates (including the Group Companies) with whom it has come in contact in connection with the transactions contemplated hereby, nor attempt to convince any such person to terminate, by any means, his or her employment with the Purchaser or any of its Affiliates (including the Group Companies); provided that, for the avoidance of doubt, the provisions of this Article 4.5.1 shall not prevent any of the BCP Funds and AIG from making a general solicitation for employment which is not specifically directed at such persons or otherwise agreed in writing by the Purchaser.

4.5.2
Each of the BCP Funds and AIG (on its own behalf and on behalf of its Sellers’ Connected Persons) acknowledges that the restrictions and covenants contained in this Article 4.5 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement. Each of BCP Funds and AIG acknowledges that any breach or threatened breach of this Article 4.5 shall result in irreparable injury to the Purchaser for which monetary damages would not be an adequate remedy and agrees that, in connection with any such breach or threatened breach, the Purchaser shall be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance or any other similar relief that may be available from a court of competent jurisdiction in addition to any and all other rights and remedies that may be available to it in respect thereof.

4.5.3
If any of the restrictions or covenants contained in this Article 4.5 are held to cover a geographic area or to be for a length of time that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant shall (to the maximum extent permitted by applicable Law) not be construed to be null, void and of no effect, but instead shall be construed and interpreted or reformed to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under applicable Law. The restrictions, covenants and other provisions contained in this Article 4.5 are severable and distinct. The invalidity or unenforceability of any such restriction, covenant or provision as written shall not invalidate or render unenforceable the remaining restrictions, covenants or provisions, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such restriction, covenant or provision in any other jurisdiction.

5	Condition Precedent to Completion

5.1	Antitrust Condition
In the event the Polish Closing occurs prior to the Target Date, the obligations of the Purchaser to purchase the Transferred Securities and of the Sellers to sell the Transferred Securities are subject to the obtaining of the Antitrust Clearance by each of the Antitrust Authorities (the “Antitrust Condition”).
The Antitrust Condition is provided for the benefit of both the Purchaser and each of the Sellers and (to the extent permitted by applicable Law) may be waived by mutual agreement of the Parties.

5.2	Obligation and cooperation regarding the Antitrust Condition

5.2.1	The Purchaser and the Sellers acknowledge the importance for the Parties that the Antitrust Clearances be obtained as soon as possible.

5.2.2	The Purchaser undertakes to:

(i)	submit a filing to the relevant Antitrust Authority within four (4) Business Days after the date hereof;

(ii)	when available, use or require from the relevant Antitrust Authority the application of a simplified procedure;

(iii)	use its reasonable best efforts to avoid any declaration of incompleteness by any Antitrust Authority or any suspension of the time periods for clearance;

(iv)
take all steps necessary to secure the satisfaction of the Antitrust Condition prior to the Long Stop Date (including in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would have the effect of prohibiting, preventing, delaying or restricting the consummation of the transaction contemplated by this Agreement). Such steps shall include, but are not limited to, proposing, negotiating, offering to commit and agreeing, in each case where necessary to ensure that the Antitrust Condition is satisfied prior to the Long Stop Date, with each Antitrust Authority to effect (and if such offer is accepted, commit to effect), by agreement, order or otherwise, the sale, divestiture, license, or disposition of any necessary assets or businesses of the Group Companies, the Purchaser or any of its Affiliates;

(v)
provide the Sellers with a reasonable opportunity to provide comments on drafts of any filings or other material documentation prior to their submission to any Antitrust Authority (it being acknowledged that such drafts and/or documents may be shared on a confidential outside counsel to counsel basis only) and to take account of any reasonable comments;

(vi)	respond as soon as reasonably practicable to all inquiries received from any Antitrust Authority to whom a filing has been made for additional information or documentation and to supplement such filings as reasonably requested by each relevant Antitrust Authority.

5.2.3	In addition, the Purchaser undertakes to:

(i)
keep the Sellers informed of material contact with such Antitrust Authority and, to the extent permitted by applicable Law, provide the Sellers with copies of all material relevant documentation in relation thereto (to the extent such information relates to the Group) and give the Sellers the opportunity to participate in any call or meeting with any Antitrust Authority; and

(ii)
notify the Sellers in writing (a) of the making of any formal notification to each Antitrust Authority on date on which it is filed, (b) upon becoming aware of any event, fact or circumstance that could result in the Antitrust Condition being delayed or denied or of a Phase II (or similar) examination being initiated by any Antitrust Authority, (c) within one (1) Business Day after receipt of each Antitrust Clearance required to satisfy the Antitrust Condition and (d) of the satisfaction of the Antitrust Condition within one (1) Business Day of becoming aware of the same.

5.2.4
The Sellers undertake, to the extent permitted by applicable Law, to co-operate with the Purchaser in good faith and to use all reasonable endeavours to procure cooperation by the Group with a view to satisfying the Antitrust Condition, including, to the extent necessary and on a confidential basis, providing all information reasonably required by the Purchaser in relation to the business of the Group Companies or in relation to the Sellers and providing all information required by each relevant Antitrust Authority in relation to the business of the Group Companies or in relation to the Sellers, provided that any information to the extent relating to the Sellers shall be provided only to the relevant Antitrust Authority and/or, if necessary, to the Purchaser’s legal counsel on a strictly confidential basis and shall not be provided to the Purchaser.

5.2.5
The Sellers and the Purchaser undertake, to the extent permitted by applicable Law, to disclose in writing to each other anything which will or is likely to prevent the Antitrust Condition from being satisfied promptly after it comes to its notice.

5.2.6	The Purchaser shall pay any and all filing and similar fees in connection with the filings to be made to fulfil the Antitrust Condition.

5.2.7
Notwithstanding anything else herein to the contrary, in the event that (x) the relevant Antitrust Authority notifies the Purchaser that the filing referred to in Article 5.2.2(i) is not ripe or otherwise instructs the Purchaser to withdraw such filing pending consummation of the Polish Closing or (y) the Polish Closing does not occur prior to the Target Date, then the Purchaser’s obligations under this Article 5.2 shall automatically terminate and be of no further force or effect.

5.3	Obligation and cooperation regarding the Polish Closing

5.3.1
From the date hereof until the Target Date, the Sellers shall take all reasonable actions that shall be required to (i) ensure that the Polish Closing shall occur as soon as possible and (ii) obtain the relevant Polish anti-trust clearance in such context. In furtherance of the foregoing, the Sellers shall provide the Purchaser with a reasonable opportunity to provide comments on drafts of any filings or other material documentation prior to their submission to the relevant anti-trust authority (it being acknowledged that such drafts and/or documents may be shared on a confidential outside counsel to counsel basis only) and shall take account of any reasonable comments. Notwithstanding anything herein to the contrary, in no event shall the Sellers permit the Polish Closing to occur after the Target Date without the Purchaser’s prior written consent.

5.3.2
After Completion and until 30th June 2018, the Purchaser shall take all reasonable actions that shall be required to (i) ensure that the Polish Closing shall occur as soon as possible after Completion and (ii) obtain the relevant Polish anti-trust clearance in such context. In furtherance of the foregoing, the Purchaser shall provide the Sellers with a reasonable opportunity to provide comments on drafts of any filings or other material documentation prior to their submission to the relevant anti-trust authority (it being acknowledged that such drafts and/or documents may be shared on a confidential outside counsel to counsel basis only) and shall take account of any reasonable comments.

6	Completion

6.1	Date and place of Completion
Subject to Article 5 (as the case may be), the Completion shall be held at the Luxembourg offices of Linklaters LLP:

(i)	in the event the Polish Closing does not occur prior to Target Date: on 2 November 2017;

(ii)
in the event the Polish Closing occurs prior to Target Date: the fifth (5th) Business Day following the satisfaction (or, as the case may be, the waiver by the Parties) of the Antitrust Condition, but in no event prior to 2 November 2017;

or at such other location, time of day or date as the Parties may mutually agree in writing.
The date on which Completion shall take place is referred to herein as the “Completion Date”.

6.2	Completion Matters

6.2.1	At Completion, the Purchaser shall make the Completion Payments in accordance with Article 3.3 and deliver proper evidence of realisation of such Completion Payments.

6.2.2	At Completion, the relevant Sellers shall deliver or make available to the Purchaser:

(i)
the original and up-to-date shareholders’ register of Manalliance and the shareholders’ register and PECs holders’ register of Alize LuxCo, evidencing full transfer to the Purchaser of all the Manalliance Shares and the Transferred LuxCo Securities, free and clear of any Encumbrances effective on the Completion Date;

(ii)
for the sole purpose of complying with both article 1690 of the Luxembourg Civil Code and article 190 of the Luxembourg law on commercial companies dated 10 August 1915 (as amended), a transfer notice executed by the Sellers and the Purchaser and counter-signed by Manalliance and Alize LuxCo confirming that the Transferred Securities are transferred to the Purchaser as of the Completion Date; and

(iii)
the resignation letters from their office as legal representative, officers, managers, directors or members of a board (or equivalent under relevant Laws) of a Group Company, with effect on the Completion Date, of the Persons nominated by any BCP Fund who hold such positions as of immediately prior to Completion or as otherwise agreed in writing among the Parties.

6.2.3
All matters at Completion will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all actions, transactions and deliveries of documents required by this Agreement are fully completed, it being specified however that the closing deliveries set forth in Article 6.2.2 is for the benefit of the Purchaser only, and may therefore be waived in whole or in part by their respective beneficiary, as the case may be.

6.2.4
If the Purchaser fails to comply with any obligation in Article 6.2.1 or if any of the Sellers fails to comply with any obligation in Article 6.2.2, then the Sellers, if the defaulting party is the Purchaser, or the Purchaser, if the defaulting party is a Seller, shall be entitled (in addition to and without prejudice to all other rights or remedies available to it including the right to claim damages and/or pursue the specific performance of this Agreement (exécution forcée en nature)), by written notice to the Purchaser, if the defaulting party is the Purchaser, or to the Sellers, if the defaulting party is a Seller, served on the date set for Completion (but without any need to serve any additional prior notice (“mise en demeure”)):

(i)	to terminate this Agreement pursuant to Article 10, without liability on its part or on the part of those on whose behalf such notice is served; or

(ii)	to effect Completion so far as practicable having regard to the defaults which have occurred; or

(iii)
to set a new date for Completion (not being more than ten (10) Business Days following the date originally set for Completion), in which case the provisions of this Article 6.2 shall apply to Completion as so deferred but provided such deferral may only occur once (unless otherwise agreed between the Purchaser and the Sellers).

7	Warranties of the Sellers – Purchaser’s Claims

7.1	General

7.1.1
Each Seller hereby makes the warranties set forth below to the Purchaser on the date hereof and on the Completion Date (except for such warranties expressed to be made on any other specified date, which shall only be true and correct as at such other specified date).

7.1.2
The warranties set forth in Articles 7.2 to 7.5 and 7.8 are made individually by each Seller for its own account, and only with respect to the Transferred Securities that it will sell to the Purchaser. Each Seller shall be individually liable with respect to such warranties.

7.1.3
The warranties set forth in Article 7.6 are made by the Sellers on a several basis (conjointement) and not jointly and severally (solidairement). The liability of the Sellers with respect to such warranties shall be allocated between them in proportion to that part of the Purchase Price received by each of them for the purchase of the Manalliance Shares.

7.1.4
The warranties set forth in Article 7.7 are made by the Sellers on a several basis (conjointement) and not jointly and severally (solidairement). The liability of the Sellers with respect to such warranties shall be allocated between them in proportion to that part of the Purchase Price received by each of them for the purchase of the Transferred Securities.

7.1.5	The liability of each Seller pursuant to this Article 7 shall not exceed the portion of the Purchase Price received by such Seller.

7.2	Capacity

7.2.1	Each Seller (that is not an individual) is duly organized and validly existing and, where applicable, in good standing under the Laws of its jurisdiction of incorporation or formation.

7.2.2	Each Seller has the requisite power and authority to enter into and to perform this Agreement and the other documents to be executed by it pursuant to this Agreement.

7.2.3
The execution and the performance by each Seller (that is not an individual) of this Agreement and of the other documents to be executed by it in accordance with this Agreement have been duly authorized by the competent corporate bodies of such Seller, and no other corporate action on the part of such Seller is necessary to authorize the execution and performance by such Seller of this Agreement and of the other documents to be executed by it in accordance with this Agreement.

7.2.4	This Agreement and each document to be executed by it pursuant to this Agreement constitute, or will, when executed, constitute, binding obligations of each Seller in accordance with its terms.

7.3	No Conflict
The execution and the performance by each Seller of this Agreement and of the other documents to be executed by it pursuant to this Agreement shall not constitute a violation of, or a default under, or conflict with (i) any term or provision of the articles of association of such Seller, or (ii) any contract of such Seller, the effect of which would materially impair the ability of such Seller to perform its obligations pursuant to this Agreement or to any other document to be executed by it pursuant to this Agreement, or (iii) any order, writ, injunction, decree, judgment to which such Seller is a party or by which such Seller or any of its properties and assets is bound, the effect of which would materially impair the ability of such Seller to perform its obligations pursuant to this Agreement or to any other document to be executed by it pursuant to this Agreement.

7.4	Insolvency

7.4.1
Each Seller (that is not an individual) is not insolvent and is not subject to any bankruptcy or equivalent proceedings, in particular to any proceedings with a view to the prevention or resolution of business difficulties. No Seller (that is not an individual) is subject to a judgment of dissolution, liquidation, bankruptcy or receivership.

7.4.2	No Seller (that is an individual) is subject to any personal bankruptcy or similar procedure applicable to individuals.

7.5	Ownership

7.5.1	Each Seller is the lawful owner of the number of Transferred Securities indicated opposite its name in Schedule I, free and clear of any Encumbrances.

7.5.2	Each Seller has valid and marketable title to the Transferred Securities it owns in the proportions set forth in Schedule I and full legal right, authority and power to sell, or transfer and convey, such Transferred Securities to the Purchaser in accordance with the terms of this Agreement.

7.6	Manalliance – Manalliance Shares

7.6.1	Manalliance is duly incorporated and validly existing under the laws of Luxembourg.

7.6.2
The issued share capital of the Manalliance, together with a true and complete list of its shareholders and the number of Manalliance Shares issued by Manalliance and held by each shareholder is set forth in Schedule I.

7.6.3
All of the Manalliance Shares listed in Schedule I (i) are validly issued and fully paid and (ii) are the only authorized or issued interests in or granting access to the share capital of Manalliance, and there are no outstanding subscription rights, options, conversion rights, warrants, pre-emptive rights or other agreements or rights pursuant to which Manalliance shall issue or sell any of its shares or any securities giving access immediately or in the future to its share capital or voting rights.

7.6.4
Manalliance is not insolvent (en état de cessation des paiements) nor subject to any safeguard, bankruptcy or equivalent proceedings, in particular to any proceedings with a view to the prevention or resolution of business difficulties, nor to any other similar proceedings under applicable Laws. Manalliance is the lawful owner of the number and type of securities issued by Alize LuxCo indicated in Schedule I, free and clear of any Encumbrances, and does not own any other securities.

7.6.5
Manalliance (i) was formed solely for the purpose of owning LuxCo Securities, (ii) does not own, lease or otherwise have possession or use of any assets other than the Luxco Securities set forth opposite its name on Schedule I, (iii) has not incurred any liabilities other than (x) de minimis formation costs (which have all been paid in full prior to the date hereof) and (y) other immaterial liabilities that would reasonably be expected to arise in the ordinary and usual course in connection with passively owning securities similar to Luxco Securities, and (iv) has not engaged in any business activities other than owning Luxco Securities.

7.7	Alize LuxCo – LuxCo Securities

7.7.1	Alize LuxCo is duly incorporated and validly existing under the laws of Luxembourg.

7.7.2
The issued share capital of Alize LuxCo, together with a true and complete list of its security holders and the number of LuxCo Securities issued by Alize LuxCo and held by security holder is set forth in Schedule I.

7.7.3
All LuxCo Securities (i) are validly issued and fully paid and (ii) are the only authorized or issued interests in or granting access to the share capital of Alize LuxCo, and there are no outstanding subscription rights, options, conversion rights, warrants, pre-emptive rights or other agreements or rights pursuant to which Alize LuxCo shall issue or sell any of its shares or any securities giving access immediately or in the future to its share capital or voting rights.

7.7.4
Alize LuxCo is not insolvent (en état de cessation des paiements) nor subject to any safeguard, bankruptcy or equivalent proceedings, in particular to any proceedings with a view to the prevention or resolution of business difficulties, nor to any other similar proceedings under applicable Laws.

7.8	No Consent
The execution and the performance by each Seller of this Agreement and of the other documents to be executed by it pursuant to this Agreement shall not require such Seller to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority, except for the Antitrust Clearances (if any).

7.9	Claims
Except as set forth in Article 4.1.4 in respect of the Leakage indemnity, the Seller shall not be liable for any claim under this Agreement unless a notice of claim is given by the Purchaser to the Seller specifying the relevant matter within three (3) years from Completion, and any claim which has not given rise to a court action within 180 days from the date of the claim shall be time barred.
The Seller shall only be liable for the net loss suffered by the Purchaser arising from breach of this Agreement. Accordingly, the amount of any indemnification, savings (e.g. Tax savings) or other benefit arising for any Group Company that is a consequence or derive from the loss (e.g. an indemnity of insurance) shall be taken into account when determining the Purchaser’s loss.

8	Warranties of the Purchaser
The Purchaser makes the warranties set forth below to the Sellers, on the date hereof and on the Completion Date.

8.1	Capacity

8.1.1	The Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation.

8.1.2	The Purchaser has the requisite power and authority to enter into and to perform this Agreement and the other documents to be executed by it pursuant to this Agreement.

8.1.3
The execution and the performance by the Purchaser of this Agreement and of the other documents to be executed by it in accordance with this Agreement have been duly authorized by the competent corporate bodies of the Purchaser, and no other corporate action on the part of the Purchaser is necessary to authorize the execution and performance by the Purchaser of this Agreement and of the other documents to be executed by it in accordance with this Agreement.

8.1.4	This Agreement and each document to be executed by it pursuant to this Agreement constitute, or will, when executed, constitute, binding obligations of the Purchaser in accordance with their terms.

8.2	No Conflict
The execution and the performance by the Purchaser of this Agreement and of the other documents to be executed by it pursuant to this Agreement shall not constitute a violation of, or a default under, or conflict with (i) any term or provision of the articles of association of the Purchaser, or (ii) any contract of the Purchaser, the effect of which would materially impair the ability of the Purchaser to perform its obligations pursuant to this Agreement or to any other document to be executed by it pursuant to this Agreement, or (iii) any order, writ, injunction, decree, judgement to which the Purchaser is a party or by which the Purchaser or any of its properties and assets are bound, the effect of which would materially impair the ability of the Purchaser to perform its obligations pursuant to this Agreement or to any other document to be executed by it pursuant to this Agreement.

8.3	No Consent
The execution and the performance by the Purchaser of this Agreement or of the other documents to be executed by it pursuant to this Agreement shall not require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority, except for the Antitrust Clearances (if any).

8.4	No insolvency
The Purchaser is not insolvent and is not subject to any bankruptcy or equivalent proceedings, in particular to any proceedings with a view to the prevention or resolution of business difficulties. The Purchaser is not subject to a judgment of dissolution, liquidation, bankruptcy or receivership.

8.5	Purchaser’s Inquiry

8.5.1
The Purchaser acknowledges that it and its advisers have carried out an independent due diligence of the Group Companies and Non-Controlled Entities consisting, inter alia, in reviewing and analysing the Data Room, asking written and oral questions and analysing the answers and their related documents (the “Q&A Document”, as included in the Data Room).

8.5.2
The Purchaser further acknowledges that it and its advisers have had access to the senior management of the Group and, in this respect, have had the ability to obtain from such senior management information they have deemed relevant in their capacity as professionals experienced in the acquisition of companies, in order to finalise the terms of its offer to acquire the Transferred Securities and enter into this Agreement.

8.5.3
Except for the warranties set forth in Article 7, neither the Sellers nor any of their Affiliates (other than the Group Companies) nor any director, officer, employee, adviser or other representative of any of the Sellers or of their Affiliates makes any other contractual representation or warranty to the Purchaser, either express or implied, oral or written, of any kind whatsoever with respect to the Transferred Securities, any of the Group Companies or Non-Controlled Entities (including any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of the Group Companies or Non-Controlled Entities) or any of the transactions contemplated hereby (including as to the accuracy or completeness of any information provided to the Purchaser or its representatives).

8.5.4
In furtherance of the foregoing, and to the fullest extent permitted by Law, the Purchaser hereby irrevocably waives the benefit of any warranties generally available to purchasers under applicable Law, without prejudice to Article 11.

8.5.5
The Purchaser acknowledges that neither the Sellers, nor any of their Affiliates nor any director, officer, employee, adviser or other representative of any of the Sellers or of their Affiliates makes any representation or warranty with respect to the future financial or business projections of any of the Group Companies or Non-Controlled Entities and to any financial projections, business plans, budgets or forecasts

(collectively, the “Projections”) relating to the Group Companies or Non-Controlled Entities which it may have received copy of. The Purchaser acknowledges that there are numerous assumptions reflected in such Projections and significant uncertainties (and has had in this respect the opportunity to discuss the same with the senior management of the Group Companies) inherent in attempting to make Projections, that the Purchaser is familiar with such types of assumptions and uncertainties, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Projections furnished to it, and that the Purchaser shall not have any claim against the Sellers or any of their Affiliates or any director, officer, employee, adviser or other representative of any of the Sellers or of their Affiliates with respect thereto, without prejudice to Article 11.

9	Financing – GPC Guarantee

9.1	Financing

9.1.1
The Purchaser has secured a certain fund financing, enabling the Purchaser to pay in immediate available funds all amounts which shall become due and payable by it on the Completion Date pursuant to Article 3.3 (including the Completion Payments), all other amounts due and payable by it in accordance with this Agreement and all fees and expenses to be paid by it in connection with the transactions contemplated under this Agreement. An executed copy of the certain fund financing has been provided by the Purchaser to the Sellers on the date hereof.

9.1.2
From the date hereof until the Completion Date, subject to all applicable antitrust Laws, the Sellers shall, and shall procure that the Group Companies shall, at the Purchaser’s sole expense, (i) provide such information regarding the business and affairs of the Group Companies as the Purchaser may reasonably require for the purpose of financing the transactions contemplated hereby, and (ii) use its reasonable best endeavours to provide the Purchaser and its representatives with such assistance as they may reasonably request in connection with such financing.

9.1.3
The Purchaser acknowledges that (i) neither any of the Sellers nor any of the Group Companies shall be required to take any action under Article 9.1.2 to the extent that such action would cause unreasonable interference with, or unreasonable disruption to, the ongoing business operations of any Seller or Group Company or would violate or infringe any applicable Law, and (ii) neither any Seller nor any of the Group Companies shall incur any liability to any party (whether or not a party to this Agreement) in respect of the support and information to be provided to the Purchaser, or otherwise to be provided or done by any of the Sellers or any of the Group Companies, pursuant to Article 9.1.2.

9.1.4
The Sellers acknowledge that they have no direct relationship with any of the Financing Sources with respect to any of the transactions contemplated by this Agreement and are not intended beneficiaries of any arrangements that the Purchaser may have with any Financing Sources. In no event shall any Seller have any recourse against or be entitled to seek or obtain any recovery, judgment, monetary damages or injunctive or other relief against any of the Financing Sources under any legal or equitable theory whatsoever (whether in contract, tort or otherwise), including for any alleged damage or loss relating to this Agreement or the performance of or failure to consummate any transactions contemplated by it. The Financing Sources are third party beneficiaries of this Article 9.1.4, and this Article 9.1.4 shall not be amended without the consent of the Financing Sources.

9.2	GPC Representation
GPC, in its capacity as borrower under the 364-day Bridge Credit Agreement entered into in connection with the transactions contemplated under this Agreement, (i) confirms, as of the date hereof, that it complies with the provisions thereunder and that it is able to make the representations and warranties thereunder and (ii) undertakes to use its reasonable best efforts to continue to comply with such provisions and to take (or refrain from taking) such actions and steps necessary to ensure that the representations and warranties thereunder remain true and correct when made, in each case to the extent necessary to ensure no Certain Funds Default (as defined in the 364-day Bridge Credit Agreement) occurs on or prior to the Completion Date.

9.3	GPC Guarantee
In consideration of the Sellers entering into this Agreement, GPC, which holds 100% of the share capital and voting rights of the Purchaser, irrevocably and unconditionally:

9.3.1
guarantee to the Sellers the due and punctual performance by the Purchaser of its obligations under this Agreement and any other transaction document referred to therein and if, for any reason whatsoever, the Purchaser defaults, GPC shall forthwith on written demand by the Sellers unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) such obligation;

9.3.2
undertakes to pay to the Sellers any amount payable by the Purchaser to the Sellers as a result of default by the Purchaser in the performance of any payment obligation under this Agreement or under any other transaction document referred to herein and which is not paid by such Purchaser.

10	Termination

10.1	Termination
This Agreement may be terminated at any time on or prior to Completion:

(i)	by the written agreement of the Purchaser and the Sellers;

(ii)	by the Sellers or the Purchaser in accordance with Article 6.2.4; or

(iii)	by either the Purchaser or the Sellers if Completion shall not have occurred by the Long Stop Date, provided however that the right to terminate this Agreement under this Article 10 shall not be available to any Party whose failure to fulfil an obligation under this Agreement shall have been the primary cause of the failure of Completion to occur on the Completion Date, and shall occur without prejudice to the right of any Party to claim any remedy for breach or non-performance by any Party of its obligations and undertakings under this Agreement.

10.2	Effect of Termination
Upon any termination of this Agreement pursuant to Article 10.1, all further obligations of the Parties hereunder, other than pursuant to Articles 12.2, 12.4, 12.6 and 12.14, shall terminate, except that nothing herein shall relieve any Party from liability for any breach of this Agreement.

11	Remedies in Law
Nothing in this Agreement shall be construed as a waiver or release by the Purchaser for any Purchaser’s claims against the Sellers based on statutory rights which the Law prohibits the Parties to waive (e.g. dol and réticence dolosive).

12	Miscellaneous

12.1	Clean Break
The Purchaser shall not, and shall cause the Group Companies not to, claim against any former or current director, manager or member of a supervisory board or a management board (or equivalent under relevant jurisdiction) (a “Director”) of the Group Companies (including those resigning on the Completion Date) with respect to any management decisions adopted by any of the Group Companies prior to the Completion Date, or against any Seller (except for breach of this Agreement as provided herein), or otherwise seek the liability of any such Director or Seller in that respect and, to the extent any such claim is made or liability is sought, shall indemnify and hold any such a Director or Seller harmless against the consequences of any such claim or liability provided however that the above mentioned covenants shall not apply to any criminal offence committed by such a Director or Seller.
As soon as possible after the Completion Date, the Purchaser shall also, in its capacity as shareholder of Manalliance and Alize LuxCo, acknowledge the resignation of the Directors of Manalliance and Alize LuxCo who have resigned on the Completion Date and grant each of them full discharge for the performance of his/her duties as far as reasonably and legally possible and resolve again on the said discharge at the time the next annual accounts of Manalliance and Alize LuxCo will be approved. The Purchaser shall also procure that the formalities (to the extent identified in writing by the Sellers) relating to the resignations of the

Directors who have resigned on the Completion Date be carried out as soon as possible after the Completion Date.
No Seller shall, and each Seller shall cause its Sellers’ Connected Persons not to, claim against the Purchaser, any Group Company or any Non-Controlled Entity by reason of the fact that such Seller or any of its Sellers’ Connected Persons is or was a stockholder of any Group Company or Non-Controlled Entity or was serving at the request of any Group Company or Non-Controlled Entity as a director, officer, partner, trustee or similar position, or otherwise seek the liability of any Group Company or Non-Controlled Entity in that respect and, to the extent such claim is made or liability is sought, such Seller shall indemnify and hold the Purchaser harmless against the consequences of any such claim or liability provided however that the above mentioned covenants shall not apply to any criminal offence committed by the Purchaser or any Group Company or Non-Controlled Entity. For the avoidance of doubt, nothing herein shall be construed as a waiver of any right, or release by any Manager shall have under his employment agreement or otherwise as part of his status as Group Companies’ employee. For the avoidance of doubt, the preceding paragraph is without prejudice to Article 11.

12.2	Confidentiality

12.2.1
Subject to Article 12.2.3, each of the Parties shall treat as strictly confidential and not disclose any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(i)	the existence and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement;

(ii)	the negotiations relating to this Agreement (and any such other agreements);

(iii)
(in the case of the Sellers) any information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser and of its Affiliates (including, after Completion, the Group Companies); or

(iv)
(in the case of the Purchaser) any information relating to the business, financial or other affairs (including future plans and targets) of the Sellers and their Affiliates (including, prior to Completion, the Group Companies).

12.2.2	Article 12.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)
the disclosure is made by a Party to any of its Affiliates and its and its Affiliates’ directors, corporate officers, employees, auditors or representatives on a need to know basis (provided that these persons are directed to comply with the terms of this Article in respect of such information and the Party that made such disclosure is responsible for any breach of this Article by such persons);

(ii)
the disclosure is made to professional advisers or actual or potential financiers of any Party or any of its Affiliates on terms that such professional advisers or financiers undertake to comply with the provisions of this Article in respect of such information;

(iii)
the disclosure is made to investors in any fund or collective investment vehicle advised or managed directly or indirectly by a Party or any of its Affiliates (in the case of information of the type described in clause (i) of Article 11.2.1 only);

(iv)	the disclosure is necessary for the purposes of any arbitral or judicial proceedings arising out of this Agreement or any other document executed pursuant to this Agreement;

(v)
the disclosure is required by Law or by any Governmental Authority, including a Tax Authority (in which case, to the extent practicable, the disclosing Party shall give prior notice to the other Parties, and if requested by such other Parties, the disclosing Party shall seek to obtain a protective order or similar protection);

(vi)	the Purchaser or the Sellers, as the case may be, has/have given its/their prior written approval.

12.2.3
Except for any press release, announcement, communication or circular the making of which may be required by applicable Law or any listing agreement with any national securities exchange, no press release, announcement, communication or circular concerning the existence or subject matter of this Agreement or of any other document executed pursuant to this Agreement shall be made or issued by or on behalf of a Party or any of its Affiliates without the mutual prior written approval of the Sellers and the Purchaser.

12.2.4
It has been agreed that the Confidentiality Agreement shall cease to have any force or effect from Completion and that, until Completion, in the event of conflict between the terms of this Article and the Confidentiality Agreement, the terms of this Article shall prevail.

12.3	Retention of Records
Until the seventh (7th) anniversary of the Completion Date, the Purchaser shall not, and shall not permit any of the Group Companies to, destroy or otherwise dispose of any of the books and records of the Group Companies existing as of the Completion Date except after offering the Sellers the opportunity to take possession of such books and records. The Purchaser shall, and shall cause each of the Group Companies to, make available to the Sellers and their representatives and agents all such books and records, and permit the Sellers and their representatives and agents to examine, make extracts from and, at their expense, copy such books and records at any time during normal business hours to the extent that the related information is reasonably required by the Sellers in connection with any audit, control, investigation or similar proceeding brought by or involving a Governmental Authority.

12.4	Costs and Expenses
Whether or not the transactions contemplated by this Agreement are consummated, except as may otherwise be expressly provided herein, the Parties shall each bear its own expenses incurred in connection with the negotiation, preparation and signing of this Agreement and the consummation of the transactions contemplated herein.

12.5	Managers’ Representatives

12.5.1
The Managers hereby irrevocably appoint Mr. Denis André (the “Managers’ Representative”), as agent to give and receive all notices and other documents on their behalf. The Managers’ Representative shall also act as agent to give all consents, to handle, dispute, settle or otherwise deal with any and all claims against the Managers under this Agreement and, more generally, to exercise the rights of the Managers on their behalf under this Agreement whether prior to or after Completion. Any decision or act taken by the Managers’ Representative under this Agreement shall bind the Managers. The Managers’ Representative shall be entitled to be reimbursed by the Managers for all costs and expenses incurred by it in such capacity pro rata to their share of the Purchase Price.

12.5.2	The Managers’ Representative shall promptly inform the Managers of any notices it receives from the Purchaser pursuant to this Agreement.

12.5.3	The Managers’ Representatives shall not bear any liability whatsoever, to the Managers, in its capacity as agent of the Managers under this Agreement.

12.5.4
The Managers’ Representative (or any of its successors) may at any time notify the Parties that it does not wish to continue to act as agent for all or part of the Managers provided however that the termination of a Managers’ Representative appointment will not be effective vis-à-vis the other Parties unless and until a new Person is designated as Managers’ Representative under this Agreement.

12.5.5
The Purchaser shall be entitled to rely on and act in accordance with any action or decision made by the Managers’ Representative hereunder, and the Purchaser shall have no liability to any Person (including any of the Sellers or Sellers’ Connected Persons) for, or for so relying on and acting in accordance with, any action or decision made by the Managers’ Representative hereunder.

12.6	Notices
All notices and other communications required or permitted to be given or made pursuant to this Agreement shall be in writing in the English language and shall be either: (i) delivered by hand against an acknowledgement by the recipient; (ii) sent by registered letter with acknowledgment of receipt or overnight courier service of recognized international standing (all charges paid); (iii) sent by e-mail to the relevant Party at its address set forth below:

If to the BCP Funds:
To the attention of:
Raphaël de Botton and Geoffrey Bailhache
C/O The Blackstone Group International Partners LLP
40 Berkeley Square
W1J5AL London
UK
debotton@blackstone.com/Geoffrey.Bailhache@Blackstone.com

If to AIG:	To the attention of: Olivier Lambotte C/O Alliance Industries Group 43, avenue John F. Kennedy L-1855 Luxembourg Grand Duchy of Luxembourg
If to the Managers:
To the attention of:
Managers’ Representative
Denis André
C/O Alliance Automotive France
20 avenue André Malraux
92300 Levallois Perret
France
with a copy (which shall not constitute notice) to:
Alain Garnier
C/O Linklaters
25 rue de Marignan
75008 Paris
alain.garnier@linklaters.com

If to the Purchaser and/or GPC:
To the attention of:
c/o Genuine Parts Company
2999 Wildwood Parkway
Atlanta, GA 30339, USA
Attention: Scott Smith, Chris Galla
Email: Scott_Smith@genpt.com, Chris_Galla@genpt.com
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017, USA
Attention: John H. Butler
E-mail: john.butler@davispolk.com
Davis Polk & Wardwell LLP
5 Aldermanbury Square
London EC2V 7HR
Attention: Will Pearce
E-mail: will.pearce@davispolk.com
Davis Polk & Wardwell LLP
121, avenue des Champs-Elysées
75008 Paris
Attention: Jacques Naquet-Radiguet
E-mail: jacques.naquet@davispolk.com

or to such other Persons or at such other addresses as hereafter may be furnished by either party by like notice to the other. Any such notice or other communication shall be deemed to have been duly been received: (i) at the time of delivery, if delivered by hand, (ii) at the time of the first presentation, if registered post or (ii) at the time of sending (or the next Business

Day of the day of sending is not a Business Day), if delivered by e-mail provided such e-mail is confirmed by a notice on the same day or the next Business Day by registered post of by courier using an internationally recognized courier.

12.7	Entire Agreement
This Agreement, together with the Confidentiality Agreement (subject to Article 12.2.4) represents the entire agreement and understanding of the Parties with reference to the transactions set forth herein and therein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein and therein. This Agreement, together with the Confidentiality Agreement (subject to Article 12.2.4), supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the Parties relating to the subject matter hereof and thereof and all prior drafts hereof and thereof.

12.8	Substitution/Assignment - No Third Party Rights

12.8.1
This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and permitted assigns. Notwithstanding the foregoing, it is understood and agreed that the Financing Sources are third party beneficiaries of Article 9.1.4.

12.8.2
Except as expressly provided herein, this Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors and permitted assigns; provided, however, that, except as set forth in the following sentence, none of the Parties shall assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties. Notwithstanding the foregoing, the Purchaser may, subject to the prior consent of the Sellers (which could not be unreasonably withheld), assign its rights and obligations under this Agreement to any wholly-owned subsidiary of GPC; provided that any such assignment shall not relieve the Purchaser or GPC from their obligations hereunder; provided further that performance of such obligations by such assignee shall equally discharge the Purchaser and GPC from such obligations.

12.9	Severability
This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12.10	Waivers and Amendments
No terms of this Agreement may be altered, modified, amended, supplemented or terminated except by an instrument in writing duly signed by the parties. Any waiver of any term or condition of this Agreement must be in writing signed by the party sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.

12.11	Transfer Taxes
Any stamp taxes (droits d’enregistrement) or similar transfer taxes that are payable as a result of the signing of this Agreement or the transfer of the Transferred Securities pursuant hereto shall be borne by the Purchaser and shall be paid on a timely basis in compliance with all statutory requirements.
The Purchaser shall provide the Sellers with evidence of the payment of any such transfer or stamp taxes promptly upon the written request of the Sellers if and to the extent the Sellers could be held liable in whole or part for such payment.

12.12	Witholding tax
All sums payable under this Agreement by one Party to another Party shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law for or on account of Tax, the payor shall account to the relevant Tax Authority for the amount so required to be deducted or withheld and, any interest payable, the payor shall be obliged to pay to the recipient such additional amount as will ensure that the recipient receives, in total, an amount which (after such deduction or withholding has been made) is no more and no less than it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. The Purchaser and the Sellers shall cooperate and take reasonable steps to mitigate any withholding or deduction in respect to or on account of Tax in respect of the Purchase Price.

12.13	Counterparts
This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts. Each counterpart when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

12.14	Governing Law - Disputes

12.14.1	This Agreement is governed by and shall be construed in accordance with Luxembourg law, to the exclusion of its rules of conflict of laws.

12.14.2
All disputes arising out of or in connection with this Agreement (including without limitation with respect to its signature, validity, performance, interpretation, termination and post-termination obligations hereof) shall be submitted to the exclusive jurisdiction of the Luxembourg Courts.

In Luxembourg,
On 22 September 2017,
In as many originals as there are Parties to this Agreement.

/s/ Raphael de Botton                    /s/ Raphael De Botton

Blackstone Capital Partners (Cayman) VI LP Represented by Raphaël de Botton	Blackstone Family Investment Partnership (Cayman) VI-ESC LP Represented by Raphaël de Botton
/s/ Olivier Lambotte /s/ Tony Whiteman
AIG Represented by Olivier Lambotte and Tony Whiteman

/s/ Denis André
______________________________________________________________________________
Denis André, Angelo Arnone, Franck Baduel, CFPDA, Olivier Clergeau, John Coombes, Eric Girot, Franck Griveau, Olivier Lambotte, Thomas Tabiasco and Olivier Vejdovsky
Represented by Denis André

/s/ Vanessa Schmitt                    /s/ Vanessa Schmitt

Purchaser Represented by Vanessa Schmitt	GPC Represented by Vanessa Schmitt

List of Schedules

Copy will be
furnished to
Commission upon
request.